NB&T Financial Group, Inc.

2002 Annual Report


03055155


ARIS
P.E. 12-31-02
0-23134
RECD S.E.C.
APR 8 2003
1086


PROCESSED
APR 09 2003
THOMSON
FINANCIAL

Financial Services

for Life

The Next Level of Excellence

The next level of excellence

NB&T Financial Group, Inc. is a bank holding company whose wholly-owned subsidiary is The National Bank and Trust Company. The Company operates as an independent locally-owned company with a management philosophy that is community oriented. Founded in 1859 as a private banking company and chartered as a national bank in 1872, National Bank and Trust offers a range of financial products and services to small businesses, agriculture, trust customers, and individual consumers. At year end 2002, the Company operated 21 full-service branch offices and an insurance agency in Adams, Auglaize, Brown, Clermont, Clinton, Fayette, Hardin, Highland and Warren Counties.


Financial
Services
for Life

Consolidated Financial Highlights

	2002	2001	Percent Change
EARNINGS *(in thousands)*			
Net interest income	$ 23,180	$ 19,144	21.1%
Net income	6,531	6,017	8.5
PER SHARE			
Net income	$ 2.11	$ 1.91	10.5
Dividends declared	.92	.84	9.5
Book value	17.78	15.89	11.9
AS OF DECEMBER 31 *(in thousands)*			
Assets	$664,803	$671,171	(0.9)
Loans	384,671	382,714	0.5
Securities	213,090	216,001	(1.0)
Deposits	468,089	479,240	(2.3)
Shareholders' equity	57,304	50,976	12.4
RATIOS AND STATISTICS			
Return on average assets	.96%	.99%	
Return on average equity	12.08	11.87	
Equity to assets	8.62	7.60	
Total risk-based capital ratio	14.66	11.50	
Shareholders of record	441	428	
Full-time equivalent employees	274	261	


12.6
12.9
8.85
11.87
12.08
PERCENT
RETURN ON EQUITY
98 99 00 01 02
1.12
1.08
0.73
0.99
0.96
PERCENT
RETURN ON ASSETS
98 99 00 01 02
1.70
1.81
1.27
1.91
2.11
DOLLARS
EARNINGS PER SHARE
98 99 00 01 02
5.4
5.7
4.0
6.0
6.5
DOLLARS IN MILLIONS
NET INCOME
98 99 00 01 02

A Letter from the President

Our mission is to provide our community with outstanding products & service while earning a competitive return on the investment of our shareholders.



Dear Fellow Shareholder,

NB&T Financial Group, Inc., and The National Bank and Trust Company achieved another solid performance during 2002, despite volatile and declining stock market averages and continuing soft economic conditions.

Net income was $6.5 million, an increase of 8.5% from 2001. Net income per share was $2.11, up 10.5% from the year before. Total assets amounted to $665 million, down less than 1% from the previous year. Total deposits decreased to $468 million, an $11 million decrease from last year.

A leading factor that contributed to our financial results this year was net interest income, which was helped by a continuing uncertain economic climate. With a dozen prime rate decreases by the Federal Reserve over the past two years, interest rates remained at or near historic lows. This provided us with a reduction in our interest expense for deposits and a net interest margin of 3.86%. At the same time, the declining values of stocks and large market fluctuations brought us additional sources of deposits as people looked for safe investment alternatives.

Non-interest income for 2002 was $8.6 million, excluding securities gains — an increase of 11% over last year. The improvement was due primarily to increased income from service charges on deposits, and insurance agency and investment center revenue. Service charge income was up 26% from the year before and revenue from insurance and investment center activities rose 39%.

For the entire banking industry, the challenge of credit quality continued during 2002. As stock values declined, many businesses saw their incomes and cash flows shrink. As a consequence, their ability to access new capital funds or to repay existing obligations came under pressure. At the same time, recessionary conditions including slowing revenue growth were forcing businesses to focus on expense control to improve profits. Businesses that had been reliable loan customers for years were facing potential repayment problems. We have been working diligently with affected business customers to improve the quality of our loan portfolio by closely monitoring their financial performance.

We have also taken measures to maintain the quality of the Bank's own investment portfolio. At a time of economic uncertainty, more attention to loan quality, and changes in deposit levels, we have been able to manage our liquidity needs, position ourselves against market swings, and contribute to our earnings growth. The situation puts a premium on the ability of Bank management and employees to find ways to increase revenues and reduce expenses at the same time as we strive to improve our service to customers.

The Bank also is working to adapt to two major legislative developments — the Sarbanes-Oxley Act and the U.S.A. Patriot Act. The Sarbanes-Oxley Act and many new regulations to implement it are already effective, as are some provisions of the Patriot Act, with the remainder scheduled to become effective in the months and years ahead.

The Sarbanes-Oxley Act, prompted by recent corporate accounting scandals and management malfeasance, regulates accounting practices, corporate governance and corporate disclosures of public companies. Its provisions require, among other things, the establishment of quality control, independence and ethical standards relative to preparation of audit reports. It prohibits auditing firms from providing certain services to their audit clients, such as management or human resources functions, bookkeeping, investment advising or legal services. It also makes corporate officers who certify financial reports responsible for their truthfulness and accuracy.

The Patriot Act is aimed at combating international terrorism by deterring money laundering. In general it mandates that banks ascertain and verify the identities of persons and organizations with whom they do business and report suspicious transactions and activities. Policies and procedures of NB&T Financial Group, Inc., and The National Bank and Trust Company conform and will continue to conform with the letter and spirit of both these acts.

On a personal note, I would especially like to recognize James W. Foland for his years of service to National Bank and Trust and the Board of Directors. Jim has been an invaluable member of the Board since 1983 after having served the Bank as an employee since 1956. His colleagues and friends join me in thanking him for his many important contributions and extending him best wishes in his retirement.

As we grow in technology and continue to diversify our services, it remains perhaps more true than ever before that our business is one of serving people. It requires our commitment and dedication to meeting the needs of our customers and the community. Our employees, most of whom are fellow shareholders, have always been and remain the basis of our success, through challenging as well as good times. We thank them for their hard work and you, our shareholders, for your continued support.



Timothy L. Smith
Chairman, President and CEO

for Life

ASSET MANAGEMENT GROUP


National






NB&T
Insurance Agency, Inc.

The Next Level of Excellence

Our investment in new technology and in creating a broad and diversified range of traditional and non-traditional banking services in recent years, has allowed us to remain competitive in an increasingly competitive financial services marketplace. Now, to distinguish National Bank and Trust as a reliable advisor and financial resource, we are moving to a new level of excellence in the way we serve our customers.

We continue to see more usage by customers of our electronic and convenience products, such as internet banking, on-line bill payment, telephone banking and debit cards. These services have proven that National Bank and Trust can retain its customers by adding value to the ways customers choose to do their banking. Results indicate that customers will do their banking at all hours of the day and from places all over the world. To achieve excellence in this area and provide the level of service customers expect, requires us to constantly assess the preferences that are important to our customers. To meet this expectation, we have made the commitment to invest in technology as a means of delivering high-powered value through superior customer service.

THE INVESTMENT CENTER

We have also seen stronger acceptance by customers of the expanded non-traditional financial services National Bank and Trust is able to offer. Insurance services provided through our subsidiary, NB&T Insurance Agency, have tripled in premiums since 1998. With approximately 150-200 new contracts written per month, property and casualty insurance, life insurance, annuities and brokerage services have encouraged us to strengthen our commitment to these growing opportunities. National Bank and Trust is now able to offer its customers access to licensed or registered representatives at every one of its branch offices and financial centers. This increased access has been in direct response to our customers' recognition that National Bank and Trust can do more than just meet their traditional banking needs.

Financial planning is another area in which our customers are showing more interest and demand. The uncertainty of the stock market over the past several years has affected many retirement and investment plans of our customers, and as a result, they want more assistance in their financial planning options. To provide this, we are improving our ability of being a trusted financial advisor to our customers by getting more of our investment and insurance specialists certified as financial planners. Our dedication to this effort is based on our belief that helping customers build their wealth, preserve and protect it, and eventually, transfer it to their loved ones, is a noble way to help people achieve their financial dreams.










National

A Vision of Excellence

Our vision of the next level of excellence is that every customer will enjoy a pleasant experience at National Bank and Trust because they will receive professional and courteous service. To achieve this, we must continue to integrate the banking, investment and insurance services we offer with the way we deliver sales, service and marketing to our customers. More importantly, it is the quality of the people who work at National Bank and Trust and provide service in all the things we do for customers that allow us to continue a legacy that began in 1872.

It's our pleasure to recognize some of the people who have contributed to the progress that National Bank and Trust has achieved over the past year and years. Without their effort, and others like them, we would not be able to sustain our history of building a stronger and more competitive Company.



JAMES W. FOLAND,
A member of the
Board of Directors

CHARLES L. DEHNER,
Executive Vice President &
Chief Financial Officer

Our Thanks to Jim and Charlie

Two key personnel who have served our Company for many years announced retirements. James W. Foland, secretary and member of the Board of Directors of NB&T Financial Group, Inc., will be retiring when his term expires in April, 2003. Charles L. Dehner, Executive Vice President and Chief Financial Officer of The National Bank and Trust Company, retired from the Bank on January 31, 2003.

Mr. Foland was appointed to the Board in 1983, having previously served the Bank as a senior vice president until his retirement in 1980. A native of Wilmington, he joined the then Clinton County National Bank in 1956 as a teller. During his career Mr. Foland held various positions with the Bank as a loan officer, assistant vice president and vice president. He attended Wilmington College and The Ohio State University and is a graduate of the Ohio School of Banking. A World War II army veteran, he served in North Africa and Italy.

Mr. Dehner joined the Bank in 1984 as a vice president and Chief Financial Officer. He was named Executive Vice President in 1991 and also appointed to the Board of Directors. Mr. Dehner, a certified public accountant, will remain on the Boards of NB&T Financial Group, Inc. and The National Bank and Trust Company.

We appreciate the important roles both of these individuals played in our success and growth as a financial services company and we wish them all the best in their retirements.

Champions!

Every year since 1990, The National Bank and Trust Company has established an Excellence Team that meets monthly to review service quality and formulate plans for improvement. Made up of members of departments throughout the Bank, the team's goals are the promotion of more effective teamwork, better communications, increased efficiency and superior performance.

Each quarter, the Excellence Team recognizes an outstanding employee as National Champion, based on nominations from fellow employees and customers. Each year, one National Champion is selected from the quarterly winners as National Champion of the Year.



National Champion of the Year

KELLI CRUTCHER

Blanchester Office

Also...


3rd
Quarter

National Champion

Kelli was instrumental in the apprehension of a person who was conducting suspicious banking activity. Her alertness to the suspicious activity was credited by the FBI as having assisted with the indictment and arrest of the person on felony charges. Kelli's attention to this matter helped protect customers of National Bank and Trust as well as other employees.

KATHY BEAN

Check Imaging




1st
Quarter

National Champion

Kathy made the extra effort to help the staff at the Sabina Office when they were suddenly short-handed due to some emergencies. She willingly gave of her time even though she was not scheduled to work at that office. She assisted customers with new accounts, answered telephone inquiries and, in general, helped maintain the level of service that customers expect.

NIKKI CUSTIS

The Investment Center




2nd
Quarter

National Champion

Nikki works in the insurance area of the Company. She made the extra effort to assist the Blanchester Office when the office had trouble with last minute staffing issues. She helped with customer telephone calls and offered to stay and help throughout the day even though she had completed her appointments at the office.

SHARON LESLIE

New Vienna Office




4th
Quarter

National Champion

Sharon made a strong impression on a customer whose spouse was recently deceased. The customer didn't know anything about banking and needed someone to help her. Sharon stepped in and helped the customer take care of her banking and related financial matters. On a regular basis, Sharon assisted the customer and provided the encouragement that helped her through a difficult time.


Board of
Directors

(FIRST ROW:)
JANET M. WILLIAMS
Agricultural Business Operations

GEORGIA H. MILLER
Retired, Hospital Volunteer Services

DARLEEN M. MYERS
Clinton County Commissioner

DANIEL A. DIBIASIO
President, Wilmington College

(2ND ROW:)
S. CRAIG BEAM
President, Six-B, Inc.

CHARLES L. DEHNER
Retired Executive Vice President
and Chief Financial Officer
NB&T Financial Group, Inc. and
The National Bank and Trust Company

TIMOTHY L. SMITH
Chairman, President and CEO
NB&T Financial Group, Inc.
The National Bank and Trust Company

JAMES W. FOLAND
Secretary, NB&T Financial
Group, Inc., Retired Banker

ROBERT A. RAIZK
President, Wilmington
Iron & Metal, Inc.

DR. G. DAVID HAWLEY
Minister, Presbyterian
Church of Wilmington

2002 Excellence Team



Congratulations and thanks to all of our champions and our Excellence Team members for their commitment to customer service excellence.

Our 2002 Excellence Team included:

ROW 1: *(Seated L to R)* Sandy Waits, Leslie Bennington, Sherry Satterfield, Stacy Kudika

ROW 2: *(L to R)* Lori Mount, Nancy Schweickart, Debra Linkhart, Diane Edwards, Rhonda Howell

ROW 3: *(L to R)* Andy McCreanor, Todd Lane, Lisa Shaw, Ken Blendea

Not Pictured: Carol Francis, Shirley Haines, Krissy Harmon

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis comparing 2002 to prior years should be read in conjunction with the audited consolidated financial statements at December 31, 2002 and 2001 and for the three years ended December 31, 2002.

FORWARD-LOOKING STATEMENTS Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "plans," "may increase," "may fluctuate," "will likely result," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could" are generally forward-looking in nature and not historical facts. Results could differ materially from those expressed in such forward-looking statements due to a number of factors, including (1) the effect of economic conditions and interest rates on a national, regional or international basis; (2) competitive pressures in the retail banking, financial services, insurance and other industries; (3) the financial resources of, and products available to, competitors; (4) changes in laws and regulations, including changes in accounting standards; (5) changes in policy by regulatory agencies; and (6) changes in the securities markets. Any forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results could differ materially from those contemplated by those forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. The Company disclaims any duty to update any forward-looking statements, all of which are qualified by the statements in this section.

RESULTS OF OPERATIONS

OVERVIEW Net income for 2002 was $6.5 million, or $2.11 per share, compared to $6.0 million, or $1.91 per share, for the year of 2001. Net interest income was $23.2 million for 2002, 21.1% above 2001. Non-interest income, excluding securities gains and losses, was $8.6 million for 2002, 11.0% above 2001. Non-interest expense was $22.2 million for 2002, 22.2% above 2001. Performance ratios for 2002 included a return on assets of .96% and a return on equity of 12.08%.

Net income for 2001 was $6.0 million, or $1.91 per share, compared to $4.0 million, or $1.27 per share, for the year of 2000. Net interest income was $19.1 million for 2001, 4.4% above 2000. Non-interest income, excluding securities gains and losses, was $7.7 million for 2001, 26.2% above 2000. Non-interest expense was $18.1 million for 2001, 18.0% above 2000. Performance ratios for 2001 included a return on assets of .99% and a return on equity of 11.87%.

TABLE 1 - *SELECTED FINANCIAL HIGHLIGHTS*

(in thousands, except per share data)	2002	2001	2000	1999	1998
Net interest income	$ 23,180	$ 19,144	$ 18,338	$ 18,389	$ 16,733
Net income	6,531	6,017	4,046	5,708	5,374
Earnings per share	2.11	1.91	1.27	1.81	1.70
Dividends per share	0.92	0.84	0.76	0.68	0.51
AVERAGE BALANCES					
Assets	$676,960	$610,790	$551,566	$526,455	$478,900
Loans	385,324	366,190	367,419	330,734	287,674
Securities	227,560	181,819	148,827	162,744	155,155
Deposits	475,903	429,514	390,231	376,843	347,087
Long-term debt	117,840	93,572	79,406	75,539	53,753
Shareholders' equity	54,053	50,675	45,722	44,426	42,805
RATIOS AND STATISTICS					
Net interest margin (tax equivalent)	3.86%	3.54%	3.72%	3.88%	3.82%
Return on average assets	0.96	0.99	0.73	1.08	1.12
Return on average equity	12.08	11.87	8.85	12.85	12.56
Loans to assets	56.92	57.02	64.59	64.98	58.61
Equity to assets	8.62	7.60	8.54	8.12	8.59
Total risk-based capital ratio	14.66	11.50	14.04	14.29	14.18
Efficiency ratio	67.75	65.20	60.47	61.25	62.20
Full service offices	21	21	17	17	16

NET INTEREST INCOME Net interest income increased 21.1% in 2002 to $23.2 million from $19.1 million in 2001. Average interest-earning assets for 2002 increased $56.5 million, or 10.0%, from 2001 while the tax equivalent yield decreased to 6.64% in 2002 from 7.56% in 2001. Interest and fees on loans decreased $1.4 million, or 4.7%, from last year as the average loan balance increase of $19.1 million, or 5.2%, was offset by a decrease in the average yield from 8.33% in 2001 to 7.55% in 2002. Interest on securities increased 4.3%, or $556,000 in 2002 from 2001. The average balance of the securities portfolio increased $45.7 million, or 25.2%, from 2001, while the tax equivalent yield decreased 109 basis points from 6.43% to 5.34%.

Interest expense decreased 24.3% in 2002 compared to 2001. Average interest- bearing liabilities increased $52.7 million, or 10.2%, during 2002, while the cost decreased from 4.42% in 2001 to 3.04% in 2002. The volume growth in average interest-bearing liabilities was due to a $37.4 million, or 27.5%, increase in NOW and money market accounts, a $9.3 million, or 30.1%, increase in savings deposits, and a $20.1 million, or 21.6% increase in additional borrowing from the Federal Home Loan Bank (FHLB). These increases were offset by a decrease in average certificates of deposits of $9.6 million. All categories of interest-bearing liabilities showed a decrease in cost in 2002 compared to 2001. As a result, average tax equivalent net interest margin increased from 3.54% in 2001 to 3.86% in 2002.

Net interest income increased to $19.1 million in 2001 from $18.3 million in 2000, an increase of 4.4%. Average interest-earning assets for 2001 increased $49.0 million, or 9.4%, from 2000 while the tax equivalent yield decreased to 7.56% in 2001 from 8.09% in 2000. Interest and fees on loans decreased 3.3% from 2000 as the average loan balance declined $1.2 million, or 0.3%, and the average yield decreased from 8.59% in 2000 to 8.33% in 2001. Interest on securities increased 15.7% in 2001 from 2000. The average balance of the securities portfolio increased $33.0 million, or 22.2%, from 2000, while the tax equivalent yield decreased from 6.91% to 6.43%.

Interest expense increased 0.6% in 2001 compared to 2000. Average interest- bearing liabilities increased $53.2 million, or 11.5%, during 2001, while the cost decreased from 4.90% in 2000 to 4.42% in 2001. The volume growth in average interest-bearing liabilities was due to a 23.7% increase in NOW and money market accounts, a 21.6% increase in large certificates of deposit, and an 18.1% increase in additional long-term borrowing from the FHLB. All categories showed a decrease in cost in 2001 compared to 2000. Average tax equivalent net interest margin decreased from 3.72% in 2000 to 3.54% in 2001.

PROVISION FOR LOAN LOSSES The provision for loan losses was $2.1 million in 2002, an increase of $600,000 from the provision recorded in 2001, which was a decrease of $700,000 from the provision recorded in 2000. Net charge-offs in 2002 were $1.9 million, compared to $2.1 million in 2001 and $1.6 million in 2000. The increased provision in 2002 was based on management's evaluation of the loan portfolio and potential weaknesses of specific loans. The 2001 provision was lower than 2000 as the 2000 provision was increased in contemplation of certain potential losses associated with $6.0 million in loans to a longstanding Bank customer. The ratio of the allowance for loan losses as a percent of total loans at December 31 was 1.04% in 2002, 1.00% in 2001, and 1.02% in 2000.

NON-INTEREST INCOME Table 2 details the components of non-interest income, excluding securities gains and losses, and how they relate each year as a percent of average assets. Total non-interest income was $8.6 million in 2002, $7.7 million in 2001, and $6.1 million in 2000. Non-interest income represents a ratio of 1.27% of average assets in 2002, 1.26% in 2001, and 1.11% in 2000. Trust income decreased 20.7% in 2002 and 8.5% in 2001, which was a function of the decline in market value of funds under management. At December 31 the market value of total assets in the Trust Department was approximately $192 million in 2002, compared to $218 million in 2001 and $234 million in 2000. Service charges and fees have increased over the last three years due to increased charges and growth in the number of accounts. In 2002, the Company also introduced the Overdraft Honor program that aids customers by paying more and returning fewer overdraft checks. Standard fees still apply. As a result, their percentage of average assets has increased to .38 % in 2002 compared to .32% in 2001 and .31% in 2000. ATM network fees generated were $578,000 in 2002, $804,000 in 2001, and $725,000 in 2000. The decrease is a result of increased competition in the ATM network business and the Company having fewer machines installed. At the end of 2002, there were sixty-five machines installed in three states compared to eighty-two machines installed at the end of 2001. Insurance agency commission income has increased from $1,140,000 in 2000, to $1,689,000 in 2001, and $2,355,000 in 2002. In the second quarter of 2001, the Company acquired two insurance agencies, and their commission income is included in the 2001 results of operations since that time. The Company acquired another agency in March 2002, and its commission income is included in the 2002 results of operations since that time. Bank owned life insurance ("BOLI") income increased to $787,000 in 2002 compared to $632,000 in 2001 due to a death benefit claim. During 2002, other income decreased to $1,081,000 from $1,164,000 in 2001 primarily due to a $148,000 gain recognized on the sale of servicing on $28 million of real estate loans during 2001.

Gain on sales of securities totaled $420,000 in 2002, compared to $260,000 in 2001. Proceeds from the sale of securities totaled $27.5 million in 2002, compared to $12.5 million in 2001. In 2000, securities totaling $41.0 million were sold for a net loss of $2.1 million as the Company restructured a portion of the investment portfolio.

TABLE 2 - *NON-INTEREST INCOME*

(in thousands)	2002		2001		2000	
	Amount	Percent of average assets	Amount	Percent of average assets	Amount	Percent of average assets
Trust	$ 926	0.14%	$1,167	0.19%	$1,276	0.23%
Service charges on deposits	2,589	0.38	1,961	0.32	1,731	0.31
Other service charges	265	0.04	310	0.05	306	0.06
ATM network fees	578	0.09	804	0.13	725	0.13
Insurance agency commissions	2,355	0.35	1,689	0.28	1,140	0.21
Income from BOLI	787	0.12	632	0.10	161	0.03
Other	1,081	0.15	1,164	0.19	782	0.14
Total	$8,581	1.27%	$7,727	1.26%	$6,121	1.11%

TABLE 3 - *NON-INTEREST EXPENSE*

(in thousands)	2002		2001		2000	
	Amount	Percent of average assets	Amount	Percent of average assets	Amount	Percent of average assets
Salaries	$ 9,627	1.42%	$ 7,766	1.27%	$ 6,415	1.16%
Benefits	1,885	0.28	1,240	0.20	1,167	0.21
Occupancy	1,171	0.17	1,045	0.17	866	0.16
Equipment	2,748	0.41	2,592	0.42	2,233	0.40
Data processing	146	0.02	170	0.03	152	0.03
Professional fees	1,420	0.21	1,342	0.22	1,187	0.22
Marketing	785	0.12	532	0.09	496	0.09
Printing and office supplies	547	0.08	495	0.08	388	0.07
State franchise tax	552	0.08	569	0.09	477	0.09
Amortization of intangibles	616	0.09	0	0.00	0	0.00
Other	2,662	0.39	2,387	0.39	1,991	0.36
Total	$22,159	3.27%	$18,138	2.96%	$15,372	2.79%

NON-INTEREST EXPENSE Table 3 details the components of non-interest expense and how they relate each year as a percent of average assets. Total non-interest expense has increased from $15.4 million in 2000, to $18.1 million in 2001, and $22.2 million in 2002. These figures represent a percent of average assets of 3.27% in 2002, 2.96% in 2001, and 2.79% in 2000.

Salaries and benefits expense, which is the largest component of non-interest expense, increased to $11.5 million in 2002 from $9.0 million in 2001. This is primarily due to the three new branches opened during 2001 being open the entire year in 2002, the acquisition of the Sabina Bank in December 2001, and the three insurance agencies acquired since the second quarter of 2001. In addition to the salaries, officer bonus expense increased due to exceeding performance related goals, health care costs increased with the increase in personnel, and a supplemental executive retirement plan was started in 2002. Salaries and benefits as a percent of average assets was 1.70% in 2002, 1.47% in 2001, and 1.37% in 2000. The average number of full-time equivalent employees was 269 in 2002, 236 in 2001, and 220 in 2000. The three new branches opened during 2001 and the Sabina Bank acquisition also contributed to equipment expense increasing 6.0% and occupancy expense increasing 12.1% from last year. Amortization of intangibles is the amortization of the core deposit intangible associated with the Sabina Bank acquisition. Other expenses remained at similar levels as a percent of average assets in 2002, as compared to 2001.

INCOME TAXES The effective tax rates were 17.6% for 2002, 19.7% for 2001, and 16.0% for 2000. The effective tax rate being lower than the statutory rate was primarily due to tax-exempt municipal bond interest income and BOLI income.

FINANCIAL CONDITION

ASSETS Average total assets increased 10.8% during 2002 to $677.0 million. Average interest-earning assets increased 10.0%, and were 92% of total average assets, slightly less than the 93% for 2001 and 94% for 2000.

SECURITIES The majority of the increases in the securities portfolio from 2000 and 2001 to 2002 were the result of purchases of U.S. agency callable bonds and U.S. agency mortgage-backed securities with projected average lives of three to seven years.

Average securities as a percent of assets was 33.6% in 2002, 29.8% in 2001 and 27.0% in 2000. The securities portfolio at December 31, 2002 consisted of $168.6 million of securities available for sale and $44.5 million of securities that management intends to hold to maturity. The available-for-sale portion of the portfolio consisted primarily of fixed-rate securities with a projected average life of 4.1 years, an average repricing term of 2.1 years, and an average tax-equivalent yield of 4.73%. Of the total available-for-sale portion, 27% consisted of callable U.S. agency bonds, 62% consisted of fixed-rate mortgage-backed securities, 1% consisted of adjustable-rate mortgage-backed securities, and 5% consisted of long-term fixed-rate tax-exempt municipal securities, and 5% consisted of other securities. The held-to-maturity portion of the portfolio consisted entirely of long-term fixed-rate tax-exempt municipal securities with both an average life and a repricing term of 4.3 years. At December 31, 2002 the total security portfolio had approximately $4.3 million market value appreciation.

LOANS Average total loans as a percent of average assets was 56.9% in 2002, 60.0% in 2001, and 66.6% in 2000. Table 4 shows loans outstanding at period end by type of loan. The portfolio composition remained relatively consistent during the last three years. Commercial and industrial loans grew from $92.3 million in 2000 to $107.0 million in 2001, and to $108.5 million in 2002 primarily as a result of increased origination of working capital and equipment loans. Commercial and industrial loans as a percent of the total loan portfolio ranged from 25-28% during the five-year period ending 2002. Residential real estate loans decreased $4.3 million in 2002 to $141.4 million. During 2002, loans sales, prepayments and amortizations exceeded new residential real estate loan originations. During 2002, the Company sold $4.8 million in residential real estate loans, compared to $9.1 million in 2001. For interest rate risk management purposes the Company currently sells,

TABLE 4 - LOAN PORTFOLIO

(in thousands)	2002 Amount	2002 Percent of total	2001 Amount	2001 Percent of total	2000 Amount	2000 Percent of total	1999 Amount	1999 Percent of total	1998 Amount	1998 Percent of total
Commercial & industrial	$108,513	28%	$106,976	28%	$ 92,328	25%	$ 86,521	25%	$ 78,801	26%
Commercial real estate	35,461	9	36,411	10	42,694	11	37,833	11	29,936	10
Agricultural	20,857	6	19,076	5	18,256	5	18,343	5	17,925	6
Residential real estate	141,417	37	145,755	38	145,582	39	117,392	33	92,069	30
Installment	74,533	19	70,345	18	71,414	19	87,996	25	83,173	27
Other	4,247	1	3,883	1	3,209	1	2,069	1	2,402	1
Deferred net origination costs	(357)	0	268	0	618	0	801	0	806	0
Total	$384,671	100%	$382,714	100%	$374,101	100%	$350,955	100%	$305,112	100%

or holds for sale, the majority of fixed-rate residential real estate loans originated, while holding the adjustable-rate loans in the portfolio. The Company has experienced an increase in residential real estate lending and commercial lending, both real estate and industrial, because of the movement of the Company into new markets, such as Clermont, Highland and Warren Counties. The Company continues to focus its commercial lending on small- to medium-sized companies with established track records in its market area.

Installment loans outstanding increased $4.2 million to $74.5 million in 2002 from $70.3 million at December 31, 2001. This increase occurred primarily in indirect auto loans due to renewed sales efforts in that market. Installment loans increased to 19% of the portfolio at December 31, 2002 from 18% at December 31, 2001. The Company has avoided concentration of lending in any one industry. As of December 31, 2002, the ratio of fixed-rate loans to total loans was 41.7%, of which 66% matures within five years.

ALLOWANCE FOR LOAN LOSSES Table 5 shows selected information relating to the Company's loan quality and allowance for loan losses. The allowance is maintained to absorb potential losses in the portfolio. Management's determination of the adequacy of the reserve is based on reviews of specific loans, loan loss experience, general economic conditions and other pertinent factors. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb possible future loan losses, the provision for loan losses is increased. Loans deemed not collectible are charged off and deducted from the reserve. Recoveries on loans previously charged off are added to the reserve.

The allowance for loan losses was 1.04% of total loans as of December 31, 2002, compared to 1.00% at the end of 2001, and has ranged from .87% to 1.02% for the years 1998 through 2000. Net charge-offs as a percentage of average loans decreased to .49% for the year 2002, compared to .58% for the year 2001. Net charge-offs decreased approximately $200,000 during 2002, with the decrease occurring primarily in commercial and industrial loans. The Company allocates the allowance for loan losses to specifically classified loans and generally based on three-year net charge-off history. In assessing the adequacy of the allowance for loan losses, the Company considers three principal factors: (1) the three-year rolling average charge-off percentage applied to the current outstanding balance by portfolio type;

TABLE 5 - ASSET QUALITY

(in thousands)	2002	2001	2000	1999	1998
Allowance for loan losses	$4,010	$3,810	$3,802	$3,222	$2,641
Provision for loan losses	2,100	1,500	2,199	1,400	1,150
Net charge-offs	1,900	2,114	1,619	819	1,273
Non-accrual loans	$4,734	$4,859	$4,098	$ 955	$ 599
Loans 90 days or more past due	1,391	858	113	96	343
Renegotiated loans	0	0	0	0	0
Other real estate owned	226	143	67	80	0
Total non-performing assets	$6,351	$5,860	$4,278	$1,131	$ 942
RATIOS					
Allowance to total loans	1.04%	1.00%	1.02%	0.91%	0.87%
Net charge-offs to average loans	0.49	0.58	0.44	0.25	0.50
Non-performing assets to total loans and other real estate owned	1.65	1.53	1.14	0.32	0.31

(2) specific percentage applied to individual loans estimated by management to have a potential loss; and (3) estimated losses attributable to economic conditions. Economic conditions considered include unemployment levels, the condition of the agricultural business, and other local economic factors.

Non-accrual loans for the last five years are listed in Table 5. The amount of non-accrual loans was $4.7 million at year-end 2002, compared to $4.9 million at year-end 2001.

As of December 31, 2002 there were $3.0 million in twenty non-accrual small business relationships. The majority of this amount consisted of two relationships, one of which is $1.4 million in a nursing home business, which has been making monthly payments since January 2002 following the signing of a forbearance agreement. The second relationship amounts to $603,000 and is in the construction business. The customer has signed a forbearance agreement and is proceeding with an orderly liquidation of collateral, which should be adequate to satisfy the balance owed to the Company.

Non-accrual residential real estate loans consisted of seventeen loans that total $1,345,000 with the largest balance being $314,000. Non-accrual personal loans consisted of ten loans that total $214,000, and home equity credit lines consisted of 5 loans totaling $142,000.

All loans are expected to be resolved through term payments or through liquidation of collateral in the normal course of business. In addition, management identified three relationships totaling $1.2 million as impaired loans that were less than 90 days past due and still accruing as of December 31, 2002. Management, through normal credit review procedures, became aware of possible difficulties these borrowers could have complying with current loan repayment terms. The anticipated loss in the year 2003 from all relationships is not expected to be material. Anticipated losses are based on currently available information and actual losses may differ significantly should the borrowers' financial condition or collateral values significantly deteriorate.

OTHER ASSETS In September 2000, $10 million was used to purchase Bank Owned Life Insurance with a cash surrender value that increases tax-free during future years at an adjustable rate. At December 31, 2002, the cash surrender value was $11.1 million. The Company also operates a network of cash dispenser machines located in convenience stores and supermarkets. There were 65 machines located in Ohio, Kentucky and Indiana at the end of 2002. The Company's investment in this segment of business includes $1.4 million in equipment cost and an average of $3.3 million in cash to supply the machines. Due to changes in the market, the Company anticipates a reduced commitment to this business in the future. The Company charges a fee for withdrawals from anyone who does not have a transaction account with the Company. The Company recorded a net book income before taxes on this activity of $84,000 in 2002, compared to $92,000 in 2001, and $82,000 for 2000.

In December 2001, the Company acquired the majority of the assets and assumed the deposit liabilities of Sabina Bank (a subsidiary of Premier Financial Bancorp, Inc.) located in Sabina, Ohio, for an aggregate cash purchase price of approximately $12.9 million. This business combination is being accounted for as a purchase transaction in accordance with SFAS No. 141, "Business Combinations". In connection with the transaction, the Company acquired approximately $48 million in assets, consisting primarily of loans and investments, and assumed deposit liabilities approximating $42 million, and recorded intangible assets of $6.7 million. The intangible assets consisted of core deposit intangibles of $3.1 million, which is amortized over the expected life of the related core deposits, and goodwill of $3.6 million, which is not amortized in accordance with SFAS No. 141, but is tested annually for impairment. In 2002, no goodwill was expensed due to impairment of value.

DEPOSITS Table 6 presents a summary of period end deposit balances. Deposit categories have remained fairly constant as a percent of total deposits throughout the five-year period. Interest-bearing NOW accounts have increased to 24% of deposits due to the introduction of a high yielding, high balance checking account early in 2000. Savings accounts continued to be 8-9% of deposits for the last three years. Money market accounts decreased to 12%. Certificates of deposit decreased to 35% of deposits by the end of 2002, as consumers are less willing to extend maturities in the current low interest rate environment. Certificates of $100,000 and over are primarily short-term public funds. Balances of such large certificates fluctuate depending on the Company's pricing strategy and funding needs at any particular time and were about the same percent of total deposits in 2002 as in 2001. Deposits are attracted principally from within the Company's market area through the offering of numerous deposit instruments. Interest rates, maturity terms, service fees, and withdrawal penalties for the various types of accounts are established periodically by management based on the Company's liquidity requirements, growth goals and market trends. The Company has not used brokers in the past to attract deposits, although competition from banks and other financial institutions has caused the Company to consider broker deposits as a viable alternative to funding needs. The amount of deposits currently from outside the Company's market area is not significant.

TABLE 6 - *DEPOSITS*

(in thousands) At December 31	2002		2001		2000		1999		1998	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
Demand	$ 52,273	11%	$ 52,734	11%	$ 42,965	11%	$ 43,715	12%	$ 41,748	11%
NOW	111,680	24%	103,905	22%	81,540	20%	67,027	18%	61,616	16%
Savings	41,853	9%	42,854	9%	32,628	8%	35,903	9%	36,213	10%
Money market	54,688	12%	59,990	13%	33,533	8%	42,780	11%	39,935	11%
CD's less than $100,000	164,962	35%	174,599	36%	172,982	43%	150,281	40%	147,003	39%
CD's $100,000 and over	42,633	9%	45,158	9%	43,040	10%	40,226	10%	47,705	13%
Total	$468,089	100%	$479,240	100%	$406,688	100%	$379,932	100%	$374,220	100%

OTHER BORROWINGS Periodically during the past five years the Company has purchased investment securities with funds borrowed from the FHLB. The effect of these transactions has been an enhancement to earnings and an effective use of capital. At December 31, 2002, the Bank had outstanding $108.4 million of total borrowings from the FHLB, $98.5 million of which consisted of seven fixed-rate notes with a weighted average rate of 5.20% and with maturities in 2008, 2010 and 2011. At the option of the FHLB, these notes can be converted at certain dates to instruments that adjust quarterly at the three-month LIBOR rate. The note amount and nearest optional conversion dates at December 31, 2002, are: $74.5 million in 2003; $12 million in 2004; and $12 million in 2006. The remaining $9.9 million consists of a 4.67% fixed-rate monthly amortizing note with a final maturity in 2006.

During the second quarter of 2002, the Company participated in a securities sale commonly referred to as a "pooled trust preferred securities offering." In that offering, the Company issued to a trust controlled by the Company $8.2 million in thirty-year debt securities at a rate of interest adjustable quarterly equal to the three-month LIBOR rate plus 3.45% (currently 5.24%), and the trust issued capital securities of $8.0 million to an unrelated party. The securities issued by the Company are classified as Tier 1 capital for regulatory purposes, and the interest is deductible for federal income tax purposes. The Company made a capital contribution of $8 million of these funds to the Bank to improve its regulatory capital ratios.

CAPITAL The Federal Reserve Board has adopted risk-based capital guidelines that assign risk weightings to assets and off-balance sheet items and also define and set minimum capital requirements (risk-based capital ratios). Bank holding companies must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios of 8%, 4% and 3%, respectively. At December 31, 2002, NB&T Financial Group, Inc. had a total risk-based capital ratio of 14.66%, a Tier 1 risk-based capital ratio of 13.68%, and a Tier 1 leverage ratio of 8.48%.

LIQUIDITY Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as Company cash needs, are met. The Company manages liquidity on both the asset and liability sides of the balance sheet. The loan to deposit ratio at December 31, 2002, was 82.2%, compared to 79.9% at the same date in 2001. Loans to total assets were 56.9% at the end of 2002, compared to 57.0% at the same time last year. Management strives to keep this ratio below 70%. The securities portfolio is 79% available-for-sale securities that are readily marketable. Approximately 53% of the available-for-sale portfolio is pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required by law. The balance of the available-for-sale securities could be sold if necessary for liquidity purposes. Also, a stable deposit base, consisting of over 90% core deposits, makes the Company less susceptible to large fluctuations in funding needs. The Company has short- term borrowing lines of credit with several correspondent banks. The Company also has both short- and long-term borrowing available through the FHLB. The Company has the ability to obtain deposits in the brokered certificate of deposit market to help provide liquidity to fund loan growth.

MARKET RISK MANAGEMENT Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk and commodity price risk. The Company does not maintain a trading account for any class of financial instrument, and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Company's market risk is composed primarily of interest rate risk.

The Company's Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. The Company's Board of Directors approves the guidelines established by ALCO. The primary goal of the asset/liability management function is to maximize net interest income within the interest rate risk limits set by ALCO. Interest rate risk is monitored on a quarterly basis through ALCO meetings. Techniques used include both interest rate gap management and simulation modeling that measures the effect of rate changes on net interest income and market value of equity under different rate scenarios. The interest rate gap analysis schedule (Table 7) quantifies the asset/liability static sensitivity as of December 31, 2002 for the Bank only. As shown, the Bank was asset sensitive for periods zero through one year, and one- to five-year period and liability sensitive within the over-five-year period. The cumulative gap as a percent of total assets through one year at the end of 2002 was a positive 15.3% compared to a negative 7.2% at the end of 2001. The balances of transaction type NOW and MMDA accounts are scheduled to run off over their expected lives. Although the entire balance of these deposits is subject to repricing or withdrawal in a relatively short period of time, they have been a stable base of retail core deposits for the

TABLE 7 - *INTEREST RATE GAP ANALYSIS*

(in thousands) At December 31, 2002	Total	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5+ Years
Loans	$384,671	$99,512	$40,874	$66,419	$171,902	$5,964
Securities	220,688	25,669	8,888	42,144	90,228	53,759
Short term funds & BOLI	18,098	6,990	3	11,105	-	-
Total earning assets	623,457	132,171	49,765	119,668	262,130	59,723
Savings, NOW & MMDA	208,221	6,752	6,752	13,504	94,373	86,840
Other time deposits	207,595	43,157	45,243	52,827	65,060	1,308
Short term borrowings	19,240	19,240	-	-	-	-
Long term debt	108,338	615	610	1,242	7,371	98,500
Total interest bearing funds	543,394	69,764	52,605	67,573	166,804	186,648
Period gap	80,063	62,407	(2,840)	52,095	95,326	(126,925)
Cumulative gap		62,407	59,567	111,662	206,988	80,063
Gap as a percent of assets	12.04%	9.39%	8.96%.	16.80%	31.13%	12.04%

Bank. Also, historically their sensitivity to changes in interest rates has been significantly less than some other deposits, such as certificates of deposit. However, considering today's low interest rate environment, the future rate sensitivity of these deposits could be significantly different.

In the Company's simulation models, each asset and liability balance is projected over a one-year horizon. Net interest income is then projected based on expected cash flows and projected interest rates under a stable rate scenario and analyzed on a quarterly basis. The results of this analysis are used in decisions made concerning pricing strategies for loans and deposits, balance sheet mix, securities portfolio strategies, liquidity and capital adequacy. The Company's current one-year simulation models under stable rates indicate a decreasing yield on both interest-earning assets and in the cost of interest-bearing liabilities. This position could have a slightly negative effect on projected net interest margin over the next twelve months.

Simulation models are also under an instantaneous parallel 300 basis point increase or decrease in interest rates. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in both net interest income and market value of equity. ALCO guidelines that measure interest rate risk by the percent of change from stable rates, and capital adequacy, have been established, and as of December 31, 2002, the results of 300 basis points increase simulations are within those guidelines; however, the results of the 300 basis points decrease simulations exceeded those guidelines. Interest rates have declined to historically low levels. As a result, many of the Bank's deposits are within 300 basis points of a zero interest rate floor, and the Bank's inability to reduce rates below the zero floor could negatively impact the Bank's future earnings and market value of equity.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the simulation modeling. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawals from certificates of deposit may deviate significantly from those assumed in making the risk calculations. The Company's rate shock simulation models provide results in extreme interest rate environments and results are used accordingly. Reacting to changes in economic conditions, interest rates and market forces, the Company has been able to alter the mix of short- and long-term loans and investments, and increase or decrease the emphasis on fixed- and variable-rate products in response to changing market conditions. By managing the interest rate sensitivity of its asset composition in this manner, the Company has been able to maintain a fairly stable flow of net interest income. Table 8 provides information about the Company's market sensitive financial instruments other than cash and cash equivalents, FHLB and Federal Reserve Bank stock, and demand deposit accounts as of December 31, 2002. The information presented is based on repricing opportunities and projected cash flows that include expected prepayment speeds and likely call dates.

TABLE 8 - *FINANCIAL INSTRUMENTS MARKET RISK*

(in thousands) At December 31, 2002	2003	2004	2005	2006	2007	Over 5 Years	Total	Value
Fixed-rate loans	$ 76,273	$42,931	$21,137	$10,154	$ 5,198	$ 5,866	$161,559	$164,995
Average interest rate	7.76%	8.13%	8.12%	8.05%	8.08%	8.71%		
Adjustable-rate loans	130,532	50,559	24,550	7,841	9,532	98	223,112	225,701
Average interest rate	6.43	6.90	6.68	6.70	6.23	6.01		
Securities	76,701	34,737	23,972	16,206	15,313	53,759	220,688	214,230
Average interest rate	4.74	4.72	4.62	5.08	5.16	4.33		
Savings, NOW & MMDA	208,221	–	–	–	–	–	208,221	208,221
Average interest rate	0.94	–	–	–	–	–		
Time deposits	141,227	46,418	15,014	1,587	2,041	1,308	207,595	210,612
Average interest rate	2.82	3.90	3.94	4.48	4.37	3.85		
Short term borrowings	19,240	–	–	–	–	–	19,240	19,240
Average interest rate	0.87	–	–	–	–	–		
Long term debt	2,467	2,572	2,694	2,105	–	98,500	108,338	124,288
Average interest rate	4.67	4.67	4.67	4.67	–	5.20		

IMPACT OF INFLATION AND CHANGING PRICES The majority of a financial institution's assets and liabilities are monetary in nature. Changes in interest rates affect the financial condition of a financial institution to a greater degree than inflation. Although interest rates are determined in large measure by changes in the general level of inflation, they do not change at the same rate or in the same magnitude, but rather react in correlation to changes in expected rate of inflation and to changes in monetary and fiscal policy. The Company's ability to react to changes in interest rates has a significant impact on financial results. As discussed previously, management attempts to control interest rate sensitivity in order to protect against wide interest rate fluctuations.

CRITICAL ACCOUNTING POLICIES The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2002. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses- The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, collateral values, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and historical loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles- The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

EFFECT OF RECENT ACCOUNTING STANDARDS SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued by the FASB in August 2001. The FASB focuses on accounting for closure costs for certain assets that cannot be simply abandoned or disposed of at the end of their useful lives. The Company believes this statement will have no impact on the financial statements when it becomes effective in 2003.

MARKET PRICE OF THE COMPANY'S COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

There were 3,222,532 common shares of the Company outstanding on December 31, 2002 held of record by approximately 470 shareholders. There is presently no active trading market for the Company's shares, nor are the prices at which common shares have been traded published by any national securities association or automated quotation service. Information about the Company's shares is posted on the OTC Bulletin Board under the symbol NBTF. Dividends per share declared were $.23 in each quarter in 2002 and were $.21 per share in each quarter in 2001.

The National Bank and Trust Company serves as transfer agent and dividend disbursing agent for the Company's shares. Communication regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Steven M. Martin, Senior Vice President
The National Bank and Trust Company
48 North South Street, PO Box 711
Wilmington, Ohio 45177
(937) 283-3077.

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

Craig F. Fortin, Senior Vice President
NB&T Financial Group, Inc.
48 North South Street, PO Box 711
Wilmington, Ohio 45177
(937) 283-3002.

The annual meeting of the shareholders of NB&T Financial Group, Inc. will be held on April 22, 2003, at 48 North South Street, Wilmington, Ohio, at 9:00 am.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(Dollars in Thousands)

ASSETS	2002	2001
Cash and due from banks	$ 18,812	$ 27,882
Interest-bearing demand deposits	10	87
Federal funds sold	6,988	468
Cash and cash equivalents	25,810	28,437
Available-for-sale securities	168,600	171,571
Held-to-maturity securities	44,490	44,430
Loans held for sale	—	1,848
Loans, net of allowance for loan losses of $4,010 and $3,810 at December 31, 2002 and 2001	380,661	378,904
Premises and equipment	14,832	14,205
Federal Reserve and Federal Home Loan Bank stock	7,598	6,914
Interest receivable	4,113	4,974
Goodwill	3,625	3,625
Core deposits and other intangibles	3,959	4,261
Other	11,115	12,002
Total assets	$664,803	$671,171

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
LIABILITIES		
Deposits		
Demand	$ 52,273	$ 52,734
Savings, NOW and money market	208,221	206,749
Time	207,595	219,757
Total deposits	468,089	479,240
Short-term borrowings	19,240	22,055
Long-term debt	116,446	114,844
Interest payable and other liabilities	3,724	4,056
Total liabilities	607,499	620,195
COMMITMENTS AND CONTINGENCIES		
EQUITY FROM ESOP SHARES	12,511	12,683
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, authorized 100,000 shares; none issued		
Common stock, no par value; authorized 6,000,000 shares; issued – 3,818,950 shares	1,000	1,000
Additional paid-in capital	9,270	9,129
Retained earnings	39,281	35,426
Unearned employee stock ownership plan (ESOP) shares	(1,703)	(1,871)
Accumulated other comprehensive income (loss)	2,064	(145)
Treasury stock, at cost		
Common; 2002 – 596,418 shares, 2001 – 611,146 shares	(5,119)	(5,246)
Total stockholders' equity	44,793	38,293
Total liabilities and stockholders' equity	$664,803	$671,171

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000
(Dollars in Thousands, except per share amounts)

	2002	2001	2000
INTEREST AND DIVIDEND INCOME			
Loans	$29,085	$30,508	$31,549
Securities			
Taxable	8,178	7,627	6,205
Tax-exempt	2,713	2,708	2,724
Federal funds sold	157	706	126
Dividends on Federal Home Loan and Federal Reserve Bank stock	336	433	435
Deposits with financial institutions	14	11	10
Total interest and dividend income	40,483	41,993	41,049
INTEREST EXPENSE			
Deposits	11,028	16,651	16,075
Short-term borrowings	338	1,287	2,024
Long-term debt	5,937	4,911	4,612
Total interest expense	17,303	22,849	22,711
NET INTEREST INCOME	23,180	19,144	18,338
PROVISION FOR LOAN LOSSES	2,100	1,500	2,199
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	21,080	17,644	16,139
NONINTEREST INCOME			
Trust income	926	1,167	1,276
Service charges on deposits	2,589	1,961	1,731
Other service charges and fees	265	310	306
ATM network fees	578	804	725
Insurance agency commissions	2,355	1,689	1,140
Net realized gains (losses) on sales of available-for-sale securities	420	260	(2,070)
Income from bank owned life insurance	787	632	161
Other	1,081	1,164	782
Total noninterest income	9,001	7,987	4,051
NONINTEREST EXPENSE			
Salaries and employee benefits	$11,512	$ 9,006	$ 7,582
Net occupancy expense	1,171	1,045	866
Equipment expense	2,748	2,592	2,233
Data processing fees	146	170	152
Professional fees	1,420	1,342	1,187
Marketing expense	785	532	496
Printing and office supplies	547	495	388
State franchise tax	552	569	477
Amortization of intangibles	616	—	—
Other	2,662	2,387	1,991
Total noninterest expense	22,159	18,138	15,372
INCOME BEFORE INCOME TAX	7,922	7,493	4,818
PROVISION FOR INCOME TAXES	1,391	1,476	772
NET INCOME	$ 6,531	$ 6,017	$ 4,046
BASIC EARNINGS PER SHARE	$ 2.11	$ 1.91	$ 1.27
DILUTED EARNINGS PER SHARE	$ 2.10	$ 1.90	$ 1.26

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

(Dollars in Thousands)

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, JANUARY 1, 2000	$1,000	$7,921	$28,482	$ (405)	$(3,331)	$(4,091)	$29,576
Comprehensive income							
Net income			4,046				4,046
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					3,554		3,554
Total comprehensive income							7,600
Dividends on common stock, $.76 per share			(2,423)				(2,423)
Purchase of stock (9,900 shares)						(221)	(221)
Stock options exercised		151	182				333
ESOP shares earned		56		106			162
Net change in equity from ESOP shares			2,204				2,204
BALANCE, DECEMBER 31, 2000	1,000	8,128	32,491	(299)	223	(4,312)	37,231
Comprehensive income							
Net income			6,017				6,017
Change in unrealized (loss) on securities available for sale, net of reclassification adjustment and tax effect					(368)		(368)
Total comprehensive income							5,649
Dividends on common stock, $.84 per share			(2,650)				(2,650)
Purchase of stock (83,632 shares)			(739)			(934)	(1,673)
Stock options exercised		9	21				30
Shares sold to ESOP		955	718	(1,673)			
ESOP shares earned		37		101			138
Net change in equity from ESOP shares			(432)				(432)
BALANCE, DECEMBER 31, 2001	1,000	9,129	35,426	(1,871)	(145)	(5,246)	38,293
Comprehensive income							
Net income			6,531				6,531
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					2,209		2,209
Total comprehensive income							8,740
Dividends on common stock, $.92 per share			(2,848)				(2,848)
Sale of stock to ESOP (5,728 shares)		83				49	132
Stock options exercised		30				78	108
ESOP shares earned		28		168			196
Net change in equity from ESOP shares			172				172
BALANCE, DECEMBER 31, 2002	$1,000	$9,270	$39,281	$(1,703)	$ 2,064	$(5,119)	$44,793

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands)

OPERATING ACTIVITIES	2002	2001	2000
Net income	$ 6,531	$ 6,017	$ 4,046
Items not requiring (providing) cash			
Depreciation and amortization	1,855	1,702	1,496
Provision for loan losses	2,100	1,500	2,199
Amortization of premiums and discounts on securities	946	449	218
ESOP shares earned	196	138	162
Deferred income taxes	(440)	371	(78)
Proceeds from sale of loans held for sale	4,791	9,110	1,241
Originations of loans held for sale	(3,856)	(9,611)	(1,241)
Gain from sale of loans	(143)	(166)	—
Net realized (gains) losses on available-for-sale securities	(420)	(260)	2,070
FHLB stock dividends	(309)	(412)	(436)
Changes in			
Interest receivable	861	254	(653)
Other assets	1,189	(1,075)	(402)
Interest payable and other liabilities	(1,029)	960	33
Net cash provided by operating activities	12,272	8,977	8,655
INVESTING ACTIVITIES			
Purchases of available-for-sale securities	(159,328)	(170,525)	(52,525)
Proceeds from maturities of available-for-sale securities	137,539	99,913	10,212
Proceeds from the sales of available-for-sale securities	27,520	12,452	40,998
Purchases of Federal Reserve Bank stock	(375)	—	—
Proceeds from loan sales	—	8,950	—
Net change in loans	(2,801)	11,349	(25,015)
Purchase of premises and equipment	(2,482)	(2,739)	(1,283)
Purchase of bank owned life insurance policies	—	—	(10,000)
Acquisitions of bank and insurance agencies	—	(2,300)	—
Net cash provided (used) in investing activities	73	(42,900)	(37,613)
FINANCING ACTIVITIES			
Net increase in demand deposits, money market, NOW and savings accounts	$ 1,011	$ 43,575	$ 1,255
Net increase (decrease) in certificates of deposit	(12,162)	(12,797)	25,501
Net decrease in short-term borrowings	(2,815)	(18,093)	(210)
Proceeds from long-term debt	8,000	34,522	5,000
Repayment of long-term debt	(6,398)	—	(108)
Proceeds from stock options exercised	108	24	154
Sale (purchase) of treasury stock	132	(1,673)	(221)
Dividends paid	(2,848)	(2,593)	(2,356)
Net cash provided by (used in) financing activities	(14,972)	42,965	29,015
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,627)	9,042	57
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,437	19,395	19,338
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 25,810	$28,437	$19,395
SUPPLEMENTAL CASH FLOWS INFORMATION			
Interest paid	$ 17,705	$ 23,037	$22,470
Income taxes paid (net of refunds)	1,977	1,060	596

See Notes to Consolidated Financial Statements

Notes To Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS NB&T Financial Group, Inc. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The National Bank and Trust Company (the "Bank") and NB&T Statutory Trust I ("Trust I"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Adams, Auglaize, Brown, Clermont, Clinton, Fayette, Hardin, Highland, and Warren counties in Ohio. The Bank offers insurance products including property, casualty and life through its wholly-owned subsidiary, NB&T Insurance Agency, Inc. ("Agency"). The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company, Trust I, Bank and the Agency. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

CASH EQUIVALENTS The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

SECURITIES Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

LOANS HELD FOR SALE Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

LOANS Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

(Continued)

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

PREMISES AND EQUIPMENT Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

FORECLOSED ASSETS HELD FOR SALE Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

GOODWILL Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

INTANGIBLE ASSETS Intangible assets are being amortized on an accelerated basis over periods ranging from seven to eleven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

TREASURY STOCK Treasury stock is stated at cost. Cost is determined based on the average cost of all shares.

STOCK OPTIONS At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. *(thousands, except per share amounts):*

Year Ended December 31:	**2002**	**2001**	**2000**
Net income, as reported	$6,531	$6,017	$4,046
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(107)	(82)	(58)
Pro forma net income	$6,424	$5,935	$3,988
Earnings per share:			
Basic – as reported	$ 2.11	$ 1.91	$ 1.27
Basic – pro forma	$ 2.08	$ 1.88	$ 1.25
Diluted – as reported	$ 2.10	$ 1.90	$ 1.26
Diluted – pro forma	$ 2.06	$ 1.88	$ 1.24

INCOME TAXES Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

EARNINGS PER SHARE Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares which have not vested have been excluded from the computation of average shares outstanding.

RECLASSIFICATIONS Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation. These reclassifications had no effect on net income.

NOTE 2: RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002 was $6,293,000.

NOTE 3: SECURITIES

The amortized cost and approximate fair values of securities are as follows *(thousands)*:

Available-for-Sale Securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2002:				
U.S. government agencies	$ 44,315	$ 339	$ —	$ 44,654
Mortgage-backed securities	104,572	2,531	3	107,100
State and political subdivision	8,576	265	—	8,841
Other securities	8,010	8	13	8,005
	$165,473	$3,143	$ 16	$168,600
December 31, 2001:				
U.S. government agencies	$ 54,117	$ 399	$ 378	$ 54,138
Mortgage-backed securities	101,092	762	930	100,924
State and political subdivisions	8,572	9	82	8,499
Other securities	8,010	—	—	8,010
	$171,791	$1,170	$1,390	$171,571
Held to Maturity Securities:				
December 31, 2002:				
State and political subdivisions	$ 44,490	$1,216	$ 76	$ 45,630
December 31, 2001:				
State and political subdivisions	$ 44,430	$ 373	$ 577	$ 44,226

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. *(thousands)*:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ —	$ —	$ 989	$ 998
One to five years	28,075	28,250	—	—
Five to ten years	16,240	16,404	100	109
After ten years	8,586	8,851	43,401	44,523
	52,901	53,505	44,490	45,630
Mortgage-backed securities	104,572	107,100	—	—
Other asset-backed securities	8,000	7,995	—	—
Totals	$165,473	$168,600	$44,490	$45,630

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $132,495,000 at December 31, 2002, and $141,512,000 at December 31, 2001.

The book value of securities sold under agreements to repurchase amounted to $19,360,000 and $26,340,000 at December 31, 2002 and 2001, respectively.

Gross gains of $420,000, $260,000 and $0 and gross losses of $0, $0 and $2,070,000 resulting from sales of available-for-sale securities were realized for 2002, 2001 and 2000, respectively.

NOTE 4: LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, include *(thousands)*:

	2002	2001
Commercial and industrial	$108,513	$106,976
Agricultural	20,857	19,076
Real estate construction	7,282	5,389
Commercial real estate	28,179	31,022
Residential real estate	141,417	145,755
Consumer	74,533	70,345
Other	4,247	3,883
Total loans	385,028	382,446
Less		
Net deferred loan fees, premiums and discounts	(357)	268
Allowance for loan losses	(4,010)	(3,810)
Net loans	$380,661	$378,904

Activity in the allowance for loan losses was as follows *(thousands)*:

	2002	2001	2000
Balance, beginning of year	$3,810	$3,802	$3,222
Provision charged to expense	2,100	1,500	2,199
Amounts assumed in acquisition	—	622	—
Losses charged off, net of recoveries of $285,000 in 2002, $232,000 in 2001 and $252,000 in 2000	(1,900)	(2,114)	(1,619)
Balance, end of year	$4,010	$3,810	$3,802

Impaired loans totaled $4,214,000 and $4,859,000 at December 31, 2002 and 2001, respectively. An allowance for loan losses of $1,542,000 and $1,327,000 relates to impaired loans of $4,196,000 and $3,937,000, at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, impaired loans of $18,000 and $922,000 had no related allowance for loan losses.

Interest of $104,000 and $166,000 was recognized on average impaired loans of $4,406,000 and $4,800,000 for 2002 and 2001. Interest of $133,000 and $166,000 was recognized on impaired loans on a cash basis during 2002 and 2001.

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $1,391,000 and $858,000, respectively. Non-accruing loans at December 31, 2002 and 2001 were $4,734,000 and $4,859,000, respectively.

NOTE 5: PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows *(thousands)*:

	2002	2001
Land	$ 1,880	$ 1,892
Buildings and improvements	11,571	11,640
Leasehold improvements	482	480
Construction in progress	1,303	—
Equipment	9,236	9,114
	24,472	23,126
Less accumulated depreciation	(9,640)	(8,921)
Net premises and equipment	$14,832	$14,205

Construction in progress consists of a building purchased for $1,004,000 and remodeling in the amount of $299,000 to date. Additional commitment to complete the remodeling is approximately $200,000.

NOTE 6: GOODWILL

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of Statement of Financial Accounting Standards No. 142. There was no material impact of the adoption on the financial statements.

All goodwill is allocated to the banking segment of the business and totaled $3,625,000 at December 31, 2002 and 2001.

NOTE 7: OTHER INTANGIBLE ASSETS

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2002 and 2001, were *(thousands)*:

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$3,051	$(514)	$3,051	$ -
Other	1,524	(102)	1,210	-
	$4,575	$(616)	$4,261	$ 0

Amortization expense for the years ended December 31, 2002 and 2001, was $616,000 and $0, respectively. Estimated amortization expense for each of the following five years is *(thousands)*:

2003	$696
2004	615
2005	538
2006	457
2007	374

NOTE 8: INTEREST-BEARING DEPOSITS

Interest-bearing deposits in denominations of $100,000 or more were $42,633,000 on December 31, 2002, and $45,158,000 on December 31, 2001.

At December 31, 2002, the scheduled maturities of time deposits are as follows *(thousands)*:

2003	$139,692
2004	47,953
2005	15,014
2006	1,587
2007	2,041
Thereafter	1,308
	$207,595

NOTE 9: SHORT-TERM BORROWINGS

Short-term borrowings included the following *(thousands)*:

	2002	2001
Securities sold under repurchase agreements	$17,188	$21,759
U. S. Treasury demand notes	2,052	296
Total short-term borrowings	$19,240	$22,055

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. The obligations are secured by U.S. agency notes and such collateral is held by the Federal Reserve Bank. The maximum amount of outstanding agreements at any month end during 2002 and 2001 totaled $30,145,000 and $44,158,000 and the daily average of such agreements totaled $23,445,000 and $34,250,000. The agreements at December 31, 2002, mature daily.

The Bank has an unused letter of credit with the Federal Home Loan Bank in the amount of $15,000,000 expiring March 31, 2003.

NOTE 10: LONG-TERM DEBT

Long-term debt consisted of the following components *(thousands)*:

	2002	2001
Federal Home Loan Bank Advances	$108,338	$114,628
Junior subordinated debentures	8,000	—
ESOP Trust debt guarantee	108	216
Total	$116,446	$114,844

The Federal Home Loan Bank advances are secured by mortgage loans and investment securities totaling $162,555,000 at December 31, 2002. Advances, at interest rates from 4.67 to 6.26 percent are subject to restrictions or penalties in the event of prepayment.

On June 26, 2002, NB&T Statutory Trust I ("Trust I"), a wholly owned subsidiary of the Corporation, closed a pooled private offering of 8,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Corporation in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of Trust I are the junior subordinated debentures of the Corporation and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Corporation of the obligations of Trust I under the Capital Securities. Distributions on the Capital Securities are payable quarterly at the annual rate of 3.45% over the 3 month LIBOR and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Corporation having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of June 26, 2032, at the option of the Corporation; on or after June 26, 2007 at par. Upon occurrence of specific events defined within the trust indenture, the Capital Securities may also be redeemed prior to June 26, 2007 at a premium. The Corporation has the option to defer distributions on the Capital Securities from time to time for a period not to exceed 20 consecutive semi-annual periods.

The ESOP Trust loan agreement contains various covenants for the Company which include a minimum net worth and restrictions on additional indebtedness. The note may be prepaid without penalty with prepayments applying in the inverse order of the maturities of the scheduled payments. Interest is due quarterly at the prime rate, 4.25% at December 31, 2002. Final scheduled payment of $106,000 is due December 31, 2003.

Aggregate annual maturities of Federal Home Loan Bank Advances and ESOP Trust Debt Guarantee at December 31, 2002, are *(thousands)*:

	Debt
2003	$2,508
2004	2,514
2005	2,634
2006	2,290
2007	—
Thereafter	98,500
	$108,446

NOTE 11: INCOME TAXES

The provision for income taxes includes these components *(thousands)*:

	2002	2001	2000
Taxes currently payable	$1,831	$1,105	$854
Deferred income taxes	(440)	371	(82)
Income tax expense	$1,391	$1,476	$772

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below*(thousands)*:

	2002	2001	2000
Computed at the statutory rate (34%)	$2,693	$2,547	$1,641
Increase (decrease) resulting from:			
Tax exempt interest	(847)	(809)	(816)
ESOP dividend	(142)	—	—
Bank owned life insurance	(267)	(217)	(53)
Other	(46)	(45)	—
Actual tax expense	$1,391	$1,476	$772

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were *(thousands)*:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 1,171	$ 753
Accruals not currently deductible	64	8
Unrealized losses on securities available for sale	—	74
	1,235	835
Deferred tax liabilities		
Depreciation	(192)	(245)
FHLB stock dividends	(824)	(719)
Intangible asset amortization	(9)	(27)
Unrealized gains on available-for-sale securities	(1,063)	—
	(2,088)	(991)
Net deferred tax asset (liability)	$ (853)	$(156)

NOTE 12: OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows *(thousands)*:

	2002	2001	2000
Unrealized gains (losses) on securities available for sale	$3,767	$(298)	$3,315
Reclassification for realized amount included in income	420	260	(2,070)
Other comprehensive income (loss), before tax effect	3,347	(558)	5,385
Tax expense (benefit)	1,138	(190)	1,831
Other comprehensive income (loss)	$2,209	$(368)	$3,554

NOTE 13: REGULATORY MATTERS

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the regulators categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized, the Company must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

The Company and subsidiary bank's actual capital amounts and ratios are also presented in the following table *(thousands)*:

	Actual:		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Risk-Based Capital (to Risk-Weighted Assets)						
Consolidated	$59,915	14.66%	$32,700	8.0%	$ —	N/A
Bank	52,617	12.87	32,700	8.0	40,875	10.0
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	55,905	13.68	16,350	4.0	—	N/A
Bank	48,607	11.89	16,350	4.0	24,525	6.0
Tier I Capital (to Average Assets)						
Consolidated	55,905	8.48	26,373	4.0	—	N/A
Bank	48,607	7.37	26,373	4.0	32,967	5.0
As of December 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets)						
Consolidated	$46,684	11.50%	$32,476	8.0%	$ —	N/A
Bank	40,499	10.05	32,249	8.0	40,311	10.0
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	42,874	10.60	16,179	4.0	—	N/A
Bank	36,689	9.10	16,124	4.0	24,187	6.0
Tier I Capital (to Average Assets)						
Consolidated	42,874	6.83	25,109	4.0%	—	N/A
Bank	36,689	5.85	25,090	4.0	31,362	5.0

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2002, approximately $7,050,000 of retained earnings were available for dividend declaration without prior regulatory approval.

NOTE 14: RELATED PARTY TRANSACTIONS

The Bank had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties). A summary of the related party loan activity follows *(thousands)*:

	2002	2001
Balance, January 1	$2,988	$3,004
New loans	2,391	1,981
Payments	(708)	(1,997)
Other changes	(578)	—
Balance, December 31	$4,093	$2,988

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Bank at December 31, 2002 and 2001 totaled $899,000 and $601,000, respectively.

NOTE 15: EMPLOYEE BENEFITS

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 50% of their compensation with the Bank matching 3% of the employee's contribution on the first 8% of the employee's compensation. Employer contributions charged to expense for 2002, 2001and 2000 were $148,000, $108,000 and $106,000, respectively.

Also, the Bank has a deferred compensation agreement with certain active and retired officers. The agreement provides level monthly or annual payments ranging from four to twenty years after retirement. The charge to expense for the agreement was $167,000 for 2002 and $0 for 2001. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6.1% discount factor.

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers substantially all employees who meet minimum age and length of service requirements. Shares of the Company's common stock held by the ESOP were purchased with the proceeds of external borrowings and borrowings from the Company. The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated shares received by the ESOP. All dividends on unallocated shares received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to plan participants, based on the proportion of debt service paid in the year to total expected debt service. The Bank accounts for its ESOP in accordance with Statement of Position 93-6, with the exception of shares acquired in 1986. Accordingly, the external debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP shares in the balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current fair value of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

Compensation expense for ESOP shares acquired in 1986 is equal to the principal repaid on the related borrowing plus any additional cash contributions.

ESOP compensation expense was $201,000, $129,000 and $154,000 for years 2002, 2001 and 2000, respectively. The ESOP shares as of December 31 were as follows:

	2002		2001	
	SOP 93-6 Shares	1986 Shares	SOP 93-6 Shares	1986 Shares
Allocated shares	22,717	510,542	26,449	509,283
Shares released for allocation	6,657	16,448	3,578	18,165
Unearned shares	83,302	15,668	89,959	32,115
Total ESOP shares	112,676	542,658	119,986	559,563
Fair value of unearned shares at December 31	$1,895,000		$1,989,000	

The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At December 31, 2002, the fair value, as estimated by The Phoenix Group, Inc., of the 22,717 allocated shares held by the ESOP is $22.75 per share. In addition, there are 9.69 outstanding shares held by former employees that are subject to an ESOP-related repurchase option. The fair value of all shares subject to the repurchase obligation is $220.

NOTE 16: STOCK OPTION PLAN

The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 267,326 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

A summary of the status of the plan at December 31, 2002, 2001 and 2000, and changes during the years then ended is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	141,476	$18.06	115,766	$18.20	112,436	$13.77
Granted	36,500	20.71	30,000	17.25	30,200	23.57
Exercised	(9,000)	12.00	(2,520)	9.69	(26,870)	5.71
Expired	—		(1,770)	25.81	—	
Outstanding, end of year	168,976	18.95	141,476	18.06	115,766	18.20
Options exercisable, end of year	82,956	16.96	70,126	15.37	56,846	13.61

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend yields	4.4%	3.0%	3.0%
Volatility factors of expected market price of common stock	17.0%	19.0%	19.0%
Risk-free interest rates	2.0%	6.5%	6.5%
Expected life of options	9 years	9 years	9 years
Weighted-average fair value of options granted during the year	$ 1.62	$ 4.45	$ 6.42

The following table summarizes information about stock options under the plan outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 9.63 to $13.63	49,276	3.23 years	$12.50	49,276	$12.50
$17.25 to $21.50	75,500	8.61 years	$19.41	9,600	$18.80
$23.25 to $28.00	44,200	6.49 years	$25.35	24,080	$25.35

NOTE 17: EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows *(thousands, except per share amounts)*:

	Year Ended December 31, 2002		
	Income	Weighted-Average Shares	Per Share Amount
Net income	$6,531		
Basic earnings per share			
Income available to common stockholders	6,531	3,088,976	$2.11
Effect of dilutive securities			
Stock options		27,926	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$6,531	$3,116,902	$2.10

Options to purchase 51,700 shares of common stock at $21.375 to $28.00 per share were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2001		
	Income	Weighted-Average Shares	Per Share Amount
Net income	$6,017		
Basic earnings per share			
Income available to common stockholders	6,017	3,149,587	$1.91
Effect of dilutive securities			
Stock options		15,280	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$6,017	$3,164,867	$1.90

Options to purchase 54,700 shares of common stock at $24.77 per share were outstanding at December 31, 2001, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2000		
	Income	Weighted-Average Shares	Per Share Amount
Net income	$4,046		
Basic earnings per share			
Income available to common stockholders	4,046	3,185,157	$1.27
Effect of dilutive securities			
Stock options		21,350	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$4,046	$3,206,507	$1.26

Options to purchase 54,700 shares of common stock at $24.77 per share were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

NOTE 18: BUSINESS ACQUISITIONS

On December 10, 2001, the Company acquired substantially all of the assets and all of the deposits of Sabina Bank. The results of Sabina Bank's operations have been included in the consolidated financial statements since that date. Sabina Bank, located in Sabina, Ohio, was a subsidiary of Premier Financial Bancorp, Inc. As a result of the acquisition, the Company will have an opportunity to increase its deposit base and reduce transaction costs. The Company also expects to reduce costs through economies of scale.

The aggregate cash purchase price was $12.9 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition *(thousands):*

Cash and cash equivalents	$15,511
Loans	30,639
Premises and equipment	1,618
Core deposits	3,051
Goodwill	3,625
Other assets	324
Total assets acquired	54,768
Deposits	41,773
Long-term debt	—
Other liabilities	52
Total liabilities acquired	41,825
Net assets acquired	$12,943

The only significant intangible asset acquired, other than goodwill, was the core deposit base, which has a useful life of approximately eight years and will be amortized using an accelerated method. The $3,625,000 of goodwill was assigned entirely to the banking segment of the business. Of that total amount, $3,625,000 is expected to be deductible for tax purposes.

The following pro forma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

	Year Ended December 31	
	2001	2000
Net interest income	$21,191	$20,640
Net income	6,105	4,256
Per share - combined:		
Basic net income	$ 1.94	$ 1.34
Diluted net income	1.93	1.33

NOTE 19: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate. *(thousands):*

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 25,810	$ 25,810	$ 28,437	$ 28,437
Available-for-sale securities	168,600	168,600	171,571	171,571
Held-to-maturity securities	44,490	45,630	44,430	44,226
Loans including loans held for sale, net	380,661	386,686	380,752	388,477
Stock in FRB and FHLB	7,598	7,598	6,914	6,914
Cash surrender value of life insurance	11,100	11,100	10,793	10,793
Interest receivable	4,113	4,113	4,974	4,974
Financial liabilities				
Deposits	468,089	471,106	479,240	482,042
Short-term borrowings	19,240	19,240	22,055	22,055
Long-term debt	116,446	124,288	114,844	120,026
Interest payable	912	912	1,177	1,177

NOTE 19: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2002 and 2001. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, cash surrender value of life insurance, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, short-term borrowings, and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2002 and 2001 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2002 and 2001, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

NOTE 20: COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2002 and 2001, the Bank had outstanding commitments to originate loans aggregating approximately $2,170,000 and $6,395,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $164,000 and $1,395,000 at December 31, 2002 and 2001, respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $1,347,000 and $1,831,000, at December 31, 2002 and 2001, respectively, with terms ranging from 30 days to 4 years.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, some of which are intended for sale to investors in the secondary market. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Bank acquires such commitments to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale.

Total mortgage loans in the process of origination amounted to $398,000 and $2,039,000 and mortgage loans held for sale amounted to $0 and $1,848,000, at December 31, 2002 and 2001, respectively. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of $0 and $2,039,000 at December 31, 2002 and 2001, respectively.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2002, the Bank had granted unused lines of credit to borrowers aggregating approximately $20,258,000 and $17,969,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2001, unused lines of credit to borrowers aggregated approximately $23,086,000 for commercial lines and $16,603,000 for open-end consumer lines.

At December 31, 2002, the Bank had approximately $7,018,000 on deposit with the US Bank.

NOTE 21: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company (thousands):

Condensed Balance Sheets	2002	2001
Assets		
Cash and due from banks	$ 7,513	$ 1,056
Securities available for sale	—	5,992
Investment in common stock of banking subsidiary	57,995	44,791
Investment in nonbanking subsidiary	248	—
Other assets	370	2
Total assets	$66,126	$51,841
Liabilities		
Long-term debt	$ 8,356	$ 216
Other liabilities	466	649
Total liabilities	8,822	865
Equity From ESOP Shares	12,511	12,683
Stockholders' Equity	44,793	38,293
Total liabilities and stockholders' equity	$66,126	$51,841

Condensed Statements of Income	2002	2001	2000
Income			
Dividends from banking subsidiary	$8,000	$4,000	$4,000
Other income	8	30	11
Total income	8,008	4,030	4,011
Expenses			
Interest expense	215	23	40
Amortization of core deposit intangibles and fair value adjustments	4	—	—
Other expenses	4	39	64
Total expenses	223	62	104
Income Before Income Tax and Equity in Undistributed Income of Banking Subsidiary	7,785	3,968	3,907
Income Tax Expense (Benefit)	(251)	(15)	1
Income Before Equity in Undistributed Income of Banking Subsidiary	8,036	3,983	3,906
Equity in Undistributed Income of Banking Subsidiary	(1,505)	2,034	140
Net Income	$6,531	$6,017	$4,046

Condensed Statements of Cash Flows	2002	2001	2000
Operating Activities			
Net income	$ 6,531	$ 6,017	$ 4,046
Items not requiring (providing) cash	1,150	(1,985)	(16)
Net cash provided by (used in) by operating activities	7,681	4,032	4,030
Investing Activities			
Investment in banking subsidiary	(12,500)	—	—
Investment in nonbanking subsidiary	(248)	—	—
Purchases of securities available for sale	—	(5,992)	(6,169)
Proceeds from sale of securities available for sale	5,992	6,169	4,936
Net cash provided by (used in) investing activities	(6,756)	177	(1,233)
Financing Activities			
Cash dividends paid	(2,848)	(2,594)	(2,356)
Proceeds from the issuance of subordinated debt	8,248	—	—
Repayment of long-term debt	(108)	—	—
Proceeds from stock options exercised	108	24	154
Sale/(Purchase) of treasury stock	132	(1,673)	(221)
Net cash provided by (used in) financing activities	5,532	(4,243)	(2,423)
Net Change in Cash and Cash Equivalents	6,457	(34)	374
Cash and Cash Equivalents at Beginning of Year	1,056	1,090	716
Cash and Cash Equivalents at End of Year	$ 7,513	$ 1,056	$ 1,090

NOTE 22: SELECTED QUARTERLY DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 2002 and 2001 *(thousands, except per share amounts)*:

December 31, 2002	March	June	September	December
Interest and dividend income	$10,446	$10,383	$10,242	$9,412
Interest expense	4,785	4,343	4,267	3,908
Net interest income	5,661	6,040	5,975	5,504
Provision for loan losses	375	475	550	700
Net interest income after provision for loan losses	5,286	5,565	5,425	4,804
Noninterest income	1,959	2,306	2,156	2,580
Noninterest expense	5,288	5,533	5,370	5,968
Income before income tax	1,957	2,338	2,211	1,416
Income tax expense	418	439	484	50
Net income	$ 1,539	$ 1,899	$ 1,727	$1,366
Earnings per share				
Basic	$0.50	$0.62	$0.56	$0.44
Diluted	0.49	0.61	0.55	0.44
Dividends per share	0.23	0.23	0.23	0.23

December 31, 2001	March	June	September	December
Interest and dividend income	$10,714	$10,398	$10,448	$10,433
Interest expense	6,108	5,918	5,653	5,170
Net interest income	4,606	4,480	4,795	5,263
Provision for loan losses	375	375	375	375
Net interest income after provision for loan losses	4,231	4,105	4,420	4,888
Noninterest income	1,704	2,172	1,999	2,112
Noninterest expense	4,175	4,404	4,689	4,870
Income before income tax	1,760	1,873	1,730	2,130
Income tax expense	315	337	342	482
Net income	$ 1,445	$ 1,536	$ 1,388	$ 1,648
Earnings per share				
Basic	$ 0.46	$ 0.49	$ 0.46	$ 0.54
Diluted	0.45	0.48	0.45	0.53
Dividends per share	0.21	0.21	0.21	0.21

Independent Accountants' Report

Board of Directors

NB&T Financial Group, Inc.

Wilmington, Ohio

We have audited the accompanying consolidated balance sheet of NB&T Financial Group, Inc. as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of NB&T Financial Group, Inc. for the year ended December 31, 2001 and for each of the two-year periods then ended, were audited by other auditors whose opinion dated February 5, 2002 was unqualified.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of NB&T Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP
Cincinnati, Ohio
February 5, 2003

Officers of The National Bank And Trust Company

Timothy L. Smith,
Chairman , President and CEO

Terry K. Graham, VP, Compliance/Audit
Garry R. Priest, VP, Security
Sandra F. Waits, VP, Human Resources

Customer Relations Division

Andrew J. McCreanor, Executive Vice President
Walter H. Rowsey, Senior Vice President
Darrell L. Baumann, VP, Regional Manager
Tracy L. Taylor, VP, Regional Manager
Mary Jane West, VP, Direct Sales
Milissa Voss Burns, AVP, Marketing
Kelli L. Crutcher, AVP, Blanchester
Jo Ann Ellis, AVP, Waynesville
Michael C. Giannotta, AVP, Mason
Shirley L. Haines, AVP, Sabina
Geraldine K. Hawk, AVP, Ada
Lola B. Irvin, AVP, Owensville
Toni L. Jones, AVP, Georgetown
Sharon K. Leslie, AVP, New Vienna
Freida E. Lewis, AVP, Hillsboro
Brenda L. Mortimer, AVP, Waynesfield
Monica L. Powell, AVP, Investment Center
Barbara A. Prickett, AVP, Branch Services
Coleen Rudolph, AVP, Main Office, Wilmington West
Dennis W. Russell, AVP, Investment Center
Nancy S. Schweickart, AVP, Mt. Orab
Karen M. Sence, AVP, Milford
Connie Townsend, AVP, Wilmington Plaza
Sharon K. Wells, AVP, Batavia
Sandra Wesley, AVP, Williamsburg

Financial Services Division

Craig F. Fortin, Senior Vice President
Howard T. Witherby, Senior Vice President
Gregory C. Rudolph, VP, Bank Operations
Jill M. Ulrich, VP, Controller
Lisa A. Douglas, AVP, Information Systems
Judith A. Stackhouse, AVP, Item Processing

Investments and Trust Division

Steven M. Martin, Senior Vice President
James E. Turner, AVP, Employee Benefits
Douglas W. Sweet, AVP, Personal Trust
Michael D. Reed, AVP, Investment Officer

Loan Division

Stephen G. Klumb, Senior Vice President
Martin E. Mason, VP, Business Loans
Robert W. Dameron, VP, Bussiness Leans
Randy W. Davis, VP, Business Loans
Robert K. Schaad, VP, Real Estate Loans
Ryan E. Corzat, AVP, Business Loans
Matthew D. Downs II, AVP, Collections
Roger H. Moore, AVP, Personal Loans
Eric L. Noble, AVP, Business Loans
James C. Wolary, AVP, Personal Loans

NB&T Insurance Agency, Inc.

George R. Phillips, President
Michael D. Phillips, Vice President
George R. Phillips IV, Vice President
Richard A. Jones, Vice President

NB&T Financial Group, Inc.

Timothy L. Smith,
Chairman , President and CEO

Craig F. Fortin,
Senior Vice President and CFO

NB&T Financial Group, Inc.



ADA
HARDIN
WAYNESFIELD
AUGLAIZE
FAYETTE
WASHINGTON C.H.
WAYNESVILLE
SABINA
WILMINGTON
WARREN
CLINTON
GREENFIELD
NEW VIENNA
MASON
BLANCHESTER
HIGHLAND
HILLSBORO
MILFORD
BATAVIA
OWENSVILLE
MT. ORAB
WILLIAMSBURG
SARDINIA
CLERMONT
BROWN
ADAMS
GEORGETOWN
WEST UNION
NB&T BANK LOCATION
NB&T INSURANCE

National
bank & trust

NB&T
Insurance Agency, Inc.

National
bank&trust

QUALITY CREED

E — xcellence begins with me.

X — tra effort makes an impression.

C — ustomers are my first priority.

E — xpect the best from myself and others.

L — et's do it right the first time.

L — earning and training give us the edge.

E — xcuses don't get the job done, I do.

N — ational Bank is only a name without me.

C — ommunication is essential to teamwork.

E — xcellence is a quest that never ends!